

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2023

Gary A. Vecchiarelli
Chief Financial Officer
CleanSpark, Inc.
2370 Corporate Circle
Suite 160
Henderson, NV 89074

      Re: CleanSpark, Inc.
          Form 10-K for the Fiscal Year Ended September 30, 2022
          File No. 001-39187

Dear Gary A. Vecchiarelli:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2022

General

1.   In future filings, please provide disclosure regarding any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations or share price. Consider each comment issued in our January 20, 2023 letter relating to your Post-Effective Amendment No. 2 to your Registration Statement on Form S-3 filed on December 15, 2022, and make the relevant disclosures in future filings. For additional guidance, please see the Division of Corporation Finance's Sample Letter to Companies Regarding Recent Developments in Crypto Asset Markets issued by the Staff in December 2022.

2.   In future filings, please include a comprehensive breakeven analysis for your bitcoin mining operations or any other crypto assets that you earn or mine that compares the cost to earn or mine one crypto asset with the value of the crypto asset.

Lines of Business, page 5

3.   In future filings, please disclose the percentage of your energy usage that uses clean and renewable energy resources as well as the locations in which you use these resources. In addition, please identify the types of "clean and renewable" energy sources you use and explain how you plan to increase your usage.

4.   In future filings, please disclose whether your data centers and campuses support only your miners or whether you host miners for other companies.

5.   In future filings, to the extent that you plan to expand your mining business to mine crypto assets other than bitcoin, please identify the crypto assets you plan to mine, if known, and please disclose the procedures and policies related to selecting the crypto assets. In addition, disclose the stage of any material strategic acquisitions and an estimated time line, as well as the estimated costs, and the sources of capital for any such planned acquisitions.

6.   In future filings, please disclose here whether you intend to hold or monetize the mined bitcoin, and please disclose your policies related to the uses for the mined bitcoin. Disclose here how you monetize your bitcoin, including any exchanges you use, whether you have any agreements with any exchanges, and whether you store any of your crypto asset holdings on any exchanges' platforms. In this regard, we note your disclosure on page 21 that you exchange your bitcoins directly for U.S. dollars on Coinbase. In addition, please disclose whether you hold any other types of crypto assets. If so, please identify the types and amount of such crypto assets, and discuss the purpose of holding the other types of crypto assets.

Working Capital Items, page 6

7.   In future filings, please disclose the range, mean and average age of your miners, the average downtime attributed to scheduled maintenance and non-scheduled maintenance as well as the average, mean and range of the energy efficiency of your miners.

Distribution, Marketing and Strategic Relationships, page 7

8.   We note your disclosure on page 7 that Coinmint has agreed to house and power the mining equipment in its facilities and that it has agreed to use commercially reasonable efforts to mine bitcoin on your behalf. In future filings, please disclose whether Coinmint contributes your computing power to a mining pool that it or another third-party operates, and please identify the mining pool operator or operators. In this regard, we note your disclosure regarding Foundry Digital on page 18. Also, please discuss how mining pools operate more generally, and disclose whether the mining pools you use provide services only for bitcoin mining or if they are multi-crypto asset mining pools. Also disclose the fees associated with participating in the mining pools and whether the payouts you receive from Coinmint, Foundry Digital and any other mining pools are limited to only bitcoin. In addition, please disclose the processing power you contribute to each mining pool you

currently use.

Cybersecurity, page 10

9.   In future filings, please disclose your custody procedures and arrangements by identifying all third-party custodians and the material terms of the agreements, including:
- what portion of your bitcoin or other crypto assets, if any, are held in hot wallets and cold wallets;
- the geographic location where crypto assets are held in cold wallets;
- whether any persons (e.g., auditors, etc.) are responsible for verifying the existence for the crypto assets held by the third party custodian(s);
- a description of your custodian's insurance and the degree to which those policies provide coverage for the loss of your crypto assets; and
- whether any insurance providers have inspection rights associated with the crypto assets held in storage.

10.   In future filings, please describe the terms and provisions of any insurance policies covering your crypto assets in the event of loss or fraud and any insurance policies covering your miners, including the amount of coverage, term and termination provisions, renewal options and limitations on coverage. To the extent that you do not have insurance coverage for your crypto assets or miners, please add risk factor disclosure.

The value of bitcoin has historically been subject to wide swings, page 17

11.   In future filings, please expand this risk factor to include quantitative information regarding the wide swings of bitcoin prices.

If the SEC or another regulatory body consider bitcoin to be a security, page 28

12.   In future filings, please confirm whether you mine crypto assets other than bitcoin or have plans to mine crypto assets other than bitcoin. If so, please identify the relevant assets and expand this risk factor to briefly discuss the process and framework you have in place to determine whether any crypto assets that you may mine, hold or acquire are securities as defined under Section 2(a)(1) of the Securities Act. In this regard we note your references on page 28 and elsewhere to "bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account."

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Year Ended September 30, 2022 and 2021, page 37

13.   In future filings, please revise to include a discussion regarding your daily average GPUs and their average hashrate and difficulty for each of the periods presented. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-10751.

Non-GAAP Measure, page 39

14.   In future filings, please revise your non-GAAP disclosure for the following:
- Revise to clarify how the following adjustments for (a) other impairment loss (related to bitcoin), (b) realized gain on sale of bitcoin, and (c) legal fees meet the definitions in Item 10(e)(1)(ii)(B) of Regulation S-K, and Questions 100.01 and 102.03 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.
- We note your disclosure on page 39 that you have excluded non-cash items that you believe are not reflective of your general business performance and for which the accounting requires management judgment and the resulting expenses could vary significantly in comparison to other companies. In future filings, please revise to disclose in sufficient detail the nature and amounts for all material non-cash items that are excluded. Refer to Question 100.04 of the C&DI on Non-GAAP financial measures.

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-11

15.   Please tell us the following regarding your revenue recognition:
- Tell us the amount of revenue earned by each of your owned and operated facilities and your co-location and hosting revenues, for each of the periods presented.
- Please tell us the amounts of your energy costs, by provider, and provide us with a summary of the significant terms of your utility power purchase agreements and your renewable energy credits, for the periods presented, if significant.

16.   Please provide us your analysis supporting your revenue recognition policy for your mining pool participation activities. In your response, where appropriate, reference for us the authoritative literature you relied upon to support your accounting:
Step 1 of ASC 606
- Provide us a representative sample contract and cross reference your analysis to the specific provisions of that contract.
- Tell us whether there are any penalties for contract termination by either party and explain when a contract begins and describe its term for accounting purposes. As it appears that you may cancel at any time, tell us what happens if you cancel midterm. Also explain whether you can withdraw computing power midterm and reinstitute it later that same day.
Step 2 of ASC 606
- Substantiate how the provision of computing power to the mining pool is your sole performance obligation.
Step 3 of ASC 606
- Identify the consideration specified in the contract, how the amount of consideration is determined and explain how you apply the variable consideration constraint in ASC 606-10-32-11 through 32-13.
- Tell us the payment terms for cryptocurrencies earned from the mining pool operator and substantiate how valuing these assets upon receipt is not materially different than

the fair value at contract inception.
- Tell us the relevance of the fair value of cryptocurrencies on the date received being not materially different than the time you earned the award from the mining pool operator.
- Tell us why it is appropriate to deduct transaction fees to the mining pool operator from revenue. Clarify whether the single amount (i.e., the net fees received) represents the transaction price paid to you in satisfaction of your performance obligation to the pool operator and if the amounts retained by the pool operator relate to the activities it must undertake to fulfill its contract with you.
- Provide your analysis of the guidance for determining the transaction price beginning at ASC 606-10-32-2; that is, based on your contract with the pool operator, tell us the amount of consideration to which you are entitled for providing computing power to the pool operator.

17. In future filings, please revise to disclose the following:
- Whether your transaction fee revenue includes other than a digital reward and your consideration to disclose it separately. Refer to ASC 606-10-50-4.
- The time frame of when the revenue is deposited into your wallet.
- Whether the digital assets are received in whole or fractions.

18. In future filings, please reconsider the appropriateness of your statements in the filing that there is no definitive guidance under GAAP for the accounting for bitcoin recognized as revenue or held. We observe that the FASB codification is the source of authoritative generally accepted accounting principles and that there is codification guidance whose scope applies to your transactions.

Concentration of Credit Risk, page F-13

19. In future filings, revise to correct the inconsistencies in your disclosures that the custodian's accounts for your bitcoin are *not* insured by the FDIC, and your disclosure that the fair market value of bitcoin held in accounts *covered by FDIC limits* was $11,147,478 and $23,603,210 for the periods ended September 30, 2022 and 2021.

2022 Goodwill Impairment Analysis, page F-16

20. In future filings, please revise to describe the facts and circumstances leading to each individually material goodwill impairment. Refer to ASC 350-20-50-2(a).

Bitcoin, page F-17

21. Regarding your impairment testing for bitcoin, please tell us the following information and reference for us the authoritative literature you rely upon to support your accounting:
- Tell us whether or not you evaluate multiple units (or fractional units) of bitcoin that have different carrying amounts for impairment as a group;
- Tell us the market(s) you used to determine the quoted price used to assess impairment;

- Tell us whether these market(s) are your principal market(s), and if not, explain why not, and how the markets are determined;
- Tell us in detail how often you assess impairment and the timing of the quoted price used in your assessment;
- Explain how you consider a qualitative assessment given the existence of a quoted price on apparently active markets.

22. Please tell us how your classification of bitcoin as current assets is consistent with the definition of current assets in ASC 201-10-20. In your response, at a minimum address each of the following:
    - Tell us how you reasonably expect to realize your Bitcoin in cash through sale or otherwise when it appears that you hold significant amounts of these assets on your balance sheet.
    - For Bitcoin held at September 30, 2022 and 2021, tell us the average length of time it has been held and how frequently it turns over, explaining how you calculated this turnover.
    - Tell us your consideration for carrying a portion of your holdings that are not expected to be sold for cash as long-term.

Note 3. Discontinued Operations, page F-21

23. We note your disclosure on page F-9 that you still own patented gasification energy technologies and are not currently planning to sell or market these technologies. In future filings, if significant, please revise your disclosures to quantify and explain how you are accounting for these technologies.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kate Tillan at 202-551-3604 or Bonnie Baynes at 202-551-4924 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Christopher Wall at 202-551-4162 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets